UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Irvine Sensors Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   463664-50-8
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
                       ----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 26, 2006
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1        Names of Reporting Persons.             Pequot Capital Management, Inc.
         I.R.S. Identification Nos. of above persons (entities only)
                                                                      06-1524885
         ---------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) |X|
----------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         00
----------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Connecticut
----------------------------------------------------------------------------
                   7      Sole Voting Power                    5,269,317
                          ----------------------------------------------
Number of          8      Shared Voting Power                          0
                          ----------------------------------------------
Shares Bene-       9      Sole Dispositive Power               5,269,317
                          ----------------------------------------------
ficially Owned     10     Shared Dispositive Power                     0
                          ----------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    5,269,317
----------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
----------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            20.9%
----------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                   IA
----------------------------------------------------------------------------

        This Amendment No. 3 ("Amendment No. 3") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on January 10, 2006 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on January 20, 2006 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D filed by the Reporting Person on January 27, 2006 ("Amendment No. 2" and together with the
Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Statement").

         This Amendment No. 3 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Irvine Sensors Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 2.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as set forth below:

         This Schedule 13D is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3"), and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O," and together with PPE3, the "Funds"), each of which are Accounts.

         Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States.

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as set forth below:

         Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Warrants, Common Stock or other securities of the Issuer, or dispose of Notes, Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

            On December 30, 2005 (the "Closing Date"), pursuant to a Purchase Agreement, dated as of December 30, 2005 (the "Purchase Agreement"), by and among the Funds and the Issuer, the Issuer issued and sold to the Funds: (i) $7,445,493 in aggregate principal amount of its Series 1 senior subordinated secured convertible notes due 2009 (the "Series 1 Notes"), which are convertible into an aggregate of 2,863,651 shares of Common Stock (the "Series 1 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); (ii) warrants to purchase up to 1,002,278 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 1 Warrants"); (iii) $2,554,507 in aggregate principal amount of its Series 2 senior subordinated secured convertible notes due 2007 (the "Series 2 Notes," and together with the Series 1 Notes, the "Notes"), which are convertible upon certain events set forth in the Purchase Agreement into an aggregate of 982,503 shares of Common Stock (the "Series 2 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); and (iv) warrants to purchase up to 343,876 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 2 Warrants," and together with the Series 1 Warrants, the "Warrants").

            Pursuant to the Purchase Agreement and subject to certain exceptions, from the Effective Date (as defined below), for so long as the Notes are outstanding, the Issuer agreed not to offer, sell, grant any option to purchase or otherwise dispose of any equity or equity equivalent securities of its or its subsidiaries (a "Subsequent Placement"), unless the Issuer offers to issue and sell to or exchange with each Fund (A) a pro rata portion of the securities offered in such Subsequent Placement (the "Basic Amount") or (B) with respect to each Fund that elects to purchase its Basic Amount, any portion of the other Fund's Basic Amount that is not subscribed for by such other Fund. In addition, if at any time while any Note is outstanding, the Issuer proposes to directly or indirectly effect a Subsequent Placement (other than the issuance of certain excluded stock), the Issuer agreed to offer to repurchase such Note for an aggregate price equal to the lesser of (x) the aggregate amount of the Subsequent Placement and (y) the aggregate amount required to repurchase all of the Notes pursuant to the terms of the Purchase Agreement and the Notes.

            The Purchase Agreement also includes negative covenants that prohibit a variety of actions without the approval of the holders of a majority of the outstanding principal amount of the Notes, including covenants that limit the Issuer's ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of its capital stock, (c) declare or pay dividends or make similar distributions, (d) sell assets, (e) materially change its accounting or tax methods, (f) fail to maintain its corporate existence, (g) incur certain types of indebtedness, or (h) make certain fundamental changes to its principal business.

            In connection with the transactions contemplated by the Purchase Agreement, the Issuer prepared and filed a shelf registration statement covering the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefor and any securities issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event (the "Registrable Securities"). The Issuer will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the Securities and Exchange Commission (the "Effective Date"); (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the Funds with piggyback registration rights with respect to certain offerings of the Issuer's Common Stock.

Letter Agreement

            Pursuant to a letter agreement, dated December 30, 2005 (the "Letter Agreement"), the Issuer agreed, among other things, to: (i) cause an individual designated by PPE3 and reasonably acceptable to the Issuer's nominating and corporate governance committee, who was initially Martin Hale to serve on the Issuer's board of directors (the "Pequot Director"); (ii) nominate the Pequot Director for re-election at each annual meeting of the Issuer's stockholders;
(iii) to appoint the Pequot Director to all committees of the Issuer's board of directors, provided that the Pequot Director meets certain eligibility requirements; and (iv) enter into an indemnification agreement with the Pequot Director. The obligations of the Issuer pursuant to the Letter Agreement terminate if the Funds and their respective affiliates own or have the right to acquire, in the aggregate, less than 500,000 shares of Common Stock (subject to adjustments for stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes. Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer on January 20, 2006. On September 26, 2006, Mr. Hale resigned as a director of the Issuer.

Event Notice

            On September 26, 2006, in accordance with the terms of the Notes, the Funds delivered to the Issuer an event notice (the "Notice") notifying the Issuer of certain defaults under the Notes that the Funds believe occurred and requiring that the Issuer repurchase no later than the third trading day following the date of delivery of the Notice (i) the outstanding $10.0 million principal amount of the Notes at a repurchase price equal to the greater of (A) 125% of such outstanding principal amount, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Equity Event Value (as defined below) of the Common Stock issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon, and (ii) any shares issued upon any conversion of Notes and then owned by the Funds at a price per share equal to the Equity Event Value of such issuable and issued shares of Common Stock. "Equity Event Value" means 125% of the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice, provided, that if the Issuer does not make such required payment (together with such other payments, expenses and liquidated damages then due and payable) when due or, in the event the Issuer disputes in good faith the occurrence of the event pursuant to which the Notice relates, does not instead deposit such required payment (together with such other payments, expenses and liquidated damages then due) in escrow with an independent third-party escrow agent within five trading days of the date such payment is due, then the Event Equity Value payable shall be 125% of the greater of (a) the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice and (b) the average of the closing prices of the Common Stock for the five trading days preceding the date on which such required payment (together with such other payments, expenses and liquidated damages) is paid in full. In accordance with the terms of the Notes, if the Issuer fails to pay such amounts, interest accrues on such amounts for the period from and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per annum (but in no event in excess of the maximum rate permitted under applicable law).

            The Notes are subordinated to the Issuer's indebtedness to Square 1 Bank (the "Senior Debt"). On September 27, 2006, Square 1 Bank delivered a payment blockage notice to the Funds, requiring the Funds not to exercise any remedy with respect to the Issuer or receive any payment from the Issuer other than as permitted by the Subordination Agreement dated December 30, 2005, between the Funds and Square 1 Bank (the "Subordination Agreement") until the earlier of (i) the cure of any defaults with respect to the Senior Debt or waiver thereof by Square 1 Bank, (ii) 120 days from the date of the payment blockage notice, unless certain proceedings are commenced by Square 1 Bank, or
(iii) the repayment of the Senior Debt. After the expiration of such period, the Funds may exercise their remedies and receive payments due by the Issuer, subject to the terms of the Subordination Agreement.

            The Reporting Person and the Issuer are in discussions with respect to the Notice, and based upon such discussions, may dispose of the Notes, Warrants, Common Stock or other securities of the Issuer (through the repurchase of the Notes by the Issuer or in any other lawful manner) or amend the Notes or acquire additional Notes, Warrants, Common Stock or other securities of the Issuer.

            Copies of the Purchase Agreement and the Letter Agreement are incorporated herein by reference as Exhibits 1 and 2, respectively, to Amendment No. 1. Copies of the Notice, Mr. Hale's resignation letter and the payment blockage notice are filed as Exhibits 9, 10 and 11, respectively to this Amendment No. 3, and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as set forth below:

         (a) The Reporting Person beneficially owns 5,269,317 shares of Common Stock, representing 20.9% of the Issuer's Common Stock outstanding as of August 15, 2006 (after giving effect to the conversion of the Notes and the exercise of the Warrants.

         (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 5,269,317 shares of Common Stock.

         (c) Except for the information set forth, or incorporated by reference, in Item 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as set forth below:

         Reference is made to the Purchase Agreement described in Items 3 and 4, which is incorporated herein by reference as Exhibit 1. Reference is made to the Letter Agreement and the Notice described in Item 4, which is incorporated herein by reference as Exhibits 2 and 9, respectively.

Senior Subordinated Secured Convertible Notes

         On December 30, 2005, in connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to the Funds: (i) the Series 1 Notes, in an aggregate principal amount of $7,445,493; and (ii) the Series 2 Notes, in an aggregate principal amount of $2,554,507. The Series 1 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 1 Notes. The outstanding principal of the Series 1 Notes is payable in 24 equal monthly installments commencing on December 30, 2007, which shall be paid in shares of Common Stock, if certain conditions are satisfied, or otherwise, in cash. At any time, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 1 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60. The conversion price of the Series 1 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

         In lieu of cash, the Funds elected to receive an aggregate of 24,831 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on March 31, 2006 on the Series 1 Notes. In lieu of cash, the Funds elected to receive an aggregate of 32,505 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on June 30, 2006 on the Series 1 Notes.

         The Series 2 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 2 Notes. The outstanding principal amount of the Series 2 Notes, plus accrued and unpaid interest thereon is payable in cash on December 30, 2007 or such later date as the holders of the Series 2 Notes may determine. The Issuer may make payments on the Series 2 Notes in shares of Common Stock, if certain conditions are satisfied. At the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 2 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60. The conversion price of the Series 2 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

         In lieu of cash, the Funds elected to receive an aggregate of 8,520 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on March 31, 2006 on the Series 2 Notes. The Funds elected to defer receipt of such shares of Common Stock until the Maturity Date (as defined in the Notes) or such earlier date as specified by such holder in writing. In lieu of cash, the Funds elected to receive an aggregate of 11,153 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on June 30, 2006 on the Series 2 Notes.

         The Notes are subject to certain redemption and repurchase rights in favor of the Funds upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure to pay by the Issuer to pay its obligations under the Notes when due, (ii) an uncured default by the Issuer and/or certain of its subsidiaries (the "Companies") under certain third-party agreements, (iii) the entry of certain judgments against the Companies, (iv) debarment or suspension of the Companies from government contracting, (v) a breach of the representations and warranties made by the Companies to the Funds, (vi) the Companies' uncured failure to perform material obligations to the Funds, (vii) a material adverse change to the Companies as a whole and (viii) certain bankruptcy-related events.

         Certain of the Company's majority-owned subsidiaries have guaranteed the repayment of the Notes and provided a senior subordinated security interest in all or substantially all of their assets as collateral to secure such guarantees. The Issuer has provided a senior subordinated security interest in all or substantially all of its assets, including the pledge of its shares of capital stock in certain of its subsidiaries. The Notes and the liens securing the Notes are subordinated to the Issuer's indebtedness to Square 1 Bank.

Warrants

         In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Series 1 Warrants to the Funds on December 30, 2005. The Series 1 Warrants are exercisable at any time on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 1,002,278 shares of Common Stock. The Issuer issued the Series 2 Warrants to the Funds on December 30, 2005. The Series 2 Warrants are exercisable at any time on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 343,876 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. Cashless exercise is permitted.

Fee Confirmation Letter

         Pursuant to a fee confirmation letter, dated December 30, 2005 (the "Fee Letter"), the Funds paid a fee of approximately $127,500 to CTC
Aero, LLC ("CTC") for services provided by CTC in connection with an investment in the Issuer. At the time of such payment, Toffales, was a member of the board of directors of the Issuer, is the manager of CTC.

2003 Stock Incentive Plan

         On January 20, 2006, upon appointment to the Issuer's board of directors, Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer and received options to purchase 25,000 shares of Common Stock (the "Director's Options") pursuant to the terms of the Issuer's 2003 Stock Incentive Plan, as amended (the "Plan"). Upon Mr. Hale's resignation from the Issuer's board of directors, the Director's Options were cancelled in accordance with the terms of the Plan. In addition, Mr. Hale owns 10,000 shares of Common Stock in a personal account. Pequot expressly disclaims beneficial ownership of such shares and such shares are not included in the amount specified by the Reporting Person in Item 5.

         The Series 1 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 3. The Series 2 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 4. The Series 1 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 5. The Series 2 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 6. The Fee Confirmation Letter is incorporated herein by reference as Exhibit 7. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan itself, included as Exhibit 8 hereto and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.


Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10,
                  2006)).

Exhibit 3         Form of Series 1 Notes (incorporated by reference to Exhibit
                  10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 4         Form of Series 2 Notes (incorporated by reference to
                  Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 5         Form of Series 1 Warrants (incorporated by reference to
                  Exhibit 10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 6         Form of Series 2 Warrants (incorporated by reference to
                  Exhibit 10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 7 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10,
                  2006)).

Exhibit 8 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868), filed May 12, 2005).

Exhibit 9 Notice, dated September 26, 2006, delivered by the Funds to the Issuer.

Exhibit 10 Resignation Letter, dated September 26, 2006 from Martin Hale, Jr. (incorporated by reference to Exhibit 17.1 of the Issuer's Form 8-K, dated September 26, 2006 (filed October 2,
                  2006)).

Exhibit 11        Notice, dated September 27, 2006, from Square 1 Bank to the
                  Funds.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Date: October 20, 2006                   Pequot Capital Management, Inc.




                                                /s/ Aryeh Davis
                                          --------------------------------------
                                          Aryeh Davis, Chief Operating Officer,
                                          General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10,
                  2006)).

Exhibit 3         Form of Series 1 Notes (incorporated by reference to
                  Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 4         Form of Series 2 Notes (incorporated by reference to
                  Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 5         Form of Series 1 Warrants (incorporated by reference to
                  Exhibit 10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 6         Form of Series 2 Warrants (incorporated by reference to
                  Exhibit 10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 7 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10,
                  2006)).

Exhibit 8 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868), filed May 12, 2005).

Exhibit 9 Notice, dated September 26, 2006, delivered by the Funds to the Issuer.

Exhibit 10 Resignation Letter, dated September 26, 2006 from Martin Hale, Jr. (incorporated by reference to Exhibit 17.1 of the Issuer's Form 8-K, dated September 26, 2006 (filed October 2,
                  2006)).

Exhibit 11        Notice, dated September 27, 2006, from Square 1 Bank to the
                  Funds.